Yara International

Quarterly Report first quarter 2004

EBITDA NOK million


2,000
1,750
1,500
1,250
1,000
750
500
250
0
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04

Exact figure 1,480

Earnings per share NOK


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04

Exact figure 3.01

Net interest-bearing debt/Equity


1.2
1.0
0.8
0.6
0.4
0.2
0.0
3Q 03
4Q 03
1Q 04

Exact figure 0.65

Highlights first quarter

- Successful demerger from Hydro and stock market launch
- Strong quarterly result
- Nitrogen fertilizer prices at a historically high level
- Reduced volume in Europe due to early seasonal purchases and increased import
- Strong cash flow improving debt/equity ratio significantly

Yara International ASA was demerged from Norsk Hydro ASA and established as a separate publicly traded company on 25 March 2004. Due to the short period of time between 25 March and 31 March, the information and discussion in this report is mainly based upon the pro forma financial statements. Actual figures for the 7-day period are shown at the end of the report.

Financial information

Yara International ASA, was demerged from Norsk Hydro ASA and established as a separate publicly traded company on 25 March 2004.

In the demerger, the assets, rights and liabilities primarily related to Hydro's activities in connection with fertilizer products and related chemicals and industrial gases were transferred to Yara International ASA.

Presentation of financial information
The consolidated financial statements for Yara have been prepared on the historical cost basis in accordance with accounting principles generally accepted in Norway (N GAAP). The pro forma consolidated financial statements have been derived from Hydro's consolidated financial statements, and include the historical information for operations being transferred to Yara. In addition, pro forma adjustments have been made regarding revenues, general and overhead cost, financial expenses and interest-bearing debt and tax, as if Yara had been a stand-alone company. The pro forma adjustments are prepared in accordance with Oslo Stock Exchange requirements ("Regnskapssirkulære 2001" and "Børsforskriftens § 5-3") regarding demergers. The operations and companies which were demerged from Hydro are not identical to the operations reported as Agri Business Area in Hydro's segment reporting.

The information provided in this report is in accordance with the Norwegian accounting standard (Norsk Regnskaps-Standard) for interim reporting.

As a result of rounding differences, figures or percentages may not add up to the total.

Notes to pro forma consolidated financial statements

Revenues
Revenues for Yara include sales to Hydro amounting to NOK 69 million and NOK 61 million for first quarter 2004 and 2003, respectively, and NOK 313 for the year 2003.

General and overhead cost
In the pro forma figures for Yara, costs being invoiced and allocated from Hydro are adjusted to represent estimates for Yara's general and overhead costs, calculated as if Yara had been a stand-alone company. The adjustments amounted to NOK 3 million for first quarter 2003 and NOK 12 million for the year 2003. No adjustment has been made to first quarter 2004.

Financial expenses and interest-bearing debt
Yara was allocated a net interest-bearing debt of NOK 8.5 billion as of 1 October 2003 (the agreed date of transferring risk and rewards in the demerger). Yara has since then reduced the net interest-bearing debt to NOK 6.8 billion as of 24 March 2004, which has been applied in the pro forma financial statements for all periods presented, except for the 25 March to 31 March period of 2004, where the actual net interest-bearing debt was used. This debt was gradually reduced to NOK 6.4 billion at the end of first quarter 2004. In the calculation of pro forma net interest expense, it has been assumed that Yara needs an average cash level of NOK 800 million for its operations.

Interest rates used in the pro forma calculation are based on the terms for the new Yara financing effective from 25 March 2004, adjusted for Yara's target to have a major part of the financing at fixed interest terms. Yara's new financing consists of two multi-currency credit facilities.

For periods prior to 1 October 2003 the pro forma accounts reflect foreign currency gains and losses allocated to Yara based on Hydro's actual foreign currency gains and losses and Yara's interest-bearing debt relative to Hydro's total interest-bearing debt. For periods subsequent to 1 October 2003, the accounts reflect foreign currency gains and losses based on Yara's actual loans, terms and currency mix.

Income taxes
The income tax expenses in the pro forma financial statements have been established in order to give an indication of what the tax expense would have been had Yara been a separate group. All significant effects from tax consolidation of Yara's taxable income with the taxable income of the remaining part of Hydro have been adjusted for.

Hydro is, according to the Demerger Plan, responsible for the current taxes on Yara's results for the period prior to 1 October 2003. Yara's tax liability, as of 31 December 2003 therefore reflects only current income tax payable for the period from 1 October 2003 until 31 December 2003.

First quarter 2004

Financial highlights

Pro forma figures million, except per share information		1Q 2004	1Q 2003
Operating Revenues	NOK	10,895	9,112
Operating Income	NOK	1,003	779
EBITDA	NOK	1,480	1,206
EBITDA	USD 1)	214	171
Net Income after minority interest	NOK	962	496
Earnings per share	NOK	3.01	1.55

Key Statistics

		1Q 2004	1Q 2003
Fertilizer Sales Europe	kt	2,803	3,185
Fertilizer Sales Outside Europe	kt	2,195	2,176
Industrial Sales	kt	494	444
Total Sales	kt	5,492	5,805
Whereof Yara's own produced product, incl. bulk blends	kt	3,877	4,089
Whereof JV and Third Party products	kt	1,615	1,716
Production ammonia 2)	kt	1,312	1,276
Production finished fertilizer and industrial products 2)	kt	3,166	3,197
CROGI (12 months rolling avg.)		10.4 %	

1) Based on average USD/NOK rate year-to-date 2004: 6.92 (2003: 7.06).

2) Including share of Tringen and Qafco.

All comparative figures discussed are for the corresponding period in 2003 unless otherwise stated. Yara's pro forma consolidated statements for both 2004 and 2003 is the basis for all discussions and analysis. See further comments to our pro forma figures on page 2.

Yara's business is significantly linked to the USD, both regarding purchase of raw materials and prices of finished products. The discussion and analysis of the financial performance expressed in USD is therefore by management seen to give a better understanding of the development in the underlying business.

Yara's net income after minority interest in first quarter 2004 was NOK 962 million (NOK 3.01 per share) compared with NOK 496 million (NOK 1.55 per share) in first quarter last year. Excluding net foreign exchange gains, the result for first quarter 2004 was approximately NOK 2.40 per share.

EBITDA for first quarter 2004 was NOK 1,480 million (NOK 1,206 million), while Yara's Operating Income in the same quarter was NOK 1,003 million (NOK 779 million).

The significant improvement from first quarter 2003 to first quarter 2004 was due to higher nitrogen prices. The average prilled urea price (fob Arabian Gulf) remained during the quarter at a level almost 30% above the 10 year historical average of USD 133 per tonne, while the price of ammonia (fob Caribbean) peeked in early January at twice the historical average of USD 150 per tonne. The CAN (Calcium Ammonium Nitrate) price (cif bulk Germany) was also strong and steady around USD 176 per tonne.

Demand in Europe was as expected lower than in first quarter 2003 as many customers advanced their purchases to fourth quarter 2003, while orders in the 2002/2003 season were postponed into first quarter 2003. The Industrial segment continued volume growth both for nitrogen chemicals, industrial gases and environmental products.

Commenting the first quarter results, CEO Thorleif Enger said: "It is with pleasure we present Yara's first quarterly results following the separation from Norsk Hydro. This quarter has produced one of the best quarterly results throughout our 99-year old history. We also note with satisfaction that the Initial Public Offering of Yara shares which took place in connection with the demerger and listing on 25 March was a success. The offering was approximately 20 times oversubscribed and the share listing has sharpened the focus on Yara as a company. At the same time we have been able to secure new long-term financing for Yara at attractive terms in a financing process that was also considerably oversubscribed".

"The first quarter was characterized by historically strong nitrogen prices, though prices came down somewhat during the quarter, and the ammonia price seems to have stabilized at a level close to US producers' cash cost, which has represented a floor since 1999. Our plants have performed well ensuring a reliable supply for our customers."

The Emir of Qatar opened on 25 April the fourth expansion of Qafco, which will now be the world's largest fertilizer factory. The new capacity is expected to come on stream during the second quarter this year and will bring Qafco's annual production capacity up to 2 million tonnes of ammonia and 2.8 million tonnes of urea. This is an increase of 0.7 million tonnes of ammonia and 1.1 million tonnes of urea. Yara owns 25% of Qafco.

Development in main markets

Nitrogen deliveries to West European agriculture in first quarter 2004 were estimated to be 11% down on the same quarter last year. The reduced deliveries should be viewed in light of the strong deliveries in the second half of 2003. Over the whole fertilizer season, deliveries are in line with last season.

Imports share of sales in West Europe increased from 24% last season to 29% this season (Yara estimates). The European price level became more and more lucrative for importers as European prices increased in USD through the season, and the strong increase in freight rates compared with first quarter last year strengthened the attractiveness of the European market for East European and Mediterranean nitrogen exporters.

Nitrogen demand in the North American market appears to be in line with last year. Due to domestic production curtailments caused by the high natural gas prices, imports increased strongly for both ammonia and urea.

The strong increase in import to North America, combined with a rise in nitrogen consumption in Brazil, compensated for continued export of considerable volumes of urea out of China.

Crop prices for most agriculture products have increased strongly over the last couple of years. Farming income has improved, and hence the attractiveness of the global agriculture sector. Consumption of nitrogen fertilizer increased substantially in 2002 and 2003, and the positive trend seems to continue also in 2004.

Development in main prices

The average prilled urea price (fob Arabian Gulf) during first quarter was USD 164 per tonne, an increase of 18% from the same quarter last year. A strong demand development supported a price level well above the historic average, despite high urea export from China. Through the quarter, prices came under downward pressure and fob prices suffered due to the escalating freight rates, particularly for locations far away from the main markets, like the Black Sea and the Baltic Sea.

The average ammonia price (fob Caribbean) was USD 256 per tonne in first quarter 2004, an increase of 35% on first quarter 2003. The price level was exceptionally high in January, when short term factors such as logistical constraints in the Black Sea and strong demand ahead of the spring season in the northern hemisphere caused a price spike. The price declined through the quarter, while the trend for ammonia showed an increase through first quarter last year following the spike in the US natural gas price last winter. As the US natural gas price is still at a high level, curtailments of US nitrogen production continue, and the industry announced the permanent closure of two plants at the end of this season. The March ammonia price level was in line with US production cost based on March natural gas price in the US.

The average CAN price in Germany was USD 176 per tonne in first quarter 2004, compared with 137 USD per tonne first quarter last year. The increase in the CAN price was greater than the increase for urea. The urea price, where Yara is less directly exposed than most other producers, is normally more volatile than the nitrate price.

Variance analysis

	NOK million	USD [1] million
EBITDA first quarter 2004	1,480	214
EBITDA first quarter 2003	1,206	171
Variance EBITDA in NOK	274	
Currency conversion (NOK vs USD)	23	
Variance EBITDA	297	43
Volume	(152)	(22)
Price/Margin	744	108
Effect of long position	(100)	(15)
Energy cost in Europe	15	2
Currency effect on net fixed cost [2]	(50)	(7)
Divestments	(88)	(13)
Drop down cost	(36)	(5)
Other	(36)	(5)
Total variance explained	297	43

1) Based on average USD/NOK rate year-to-date 2004: 6.92 (2003: 7.06).

2) Net fixed cost is derived from fixed cost in NOK and Euro less NOK and Euro related revenues.

EBITDA in first quarter 2004 was NOK 1,480 million, compared to NOK 1,206 million in the same quarter last year. Strengthening of the NOK against the USD had a small negative conversion effect on the EBITDA in NOK.

EBITDA in first quarter 2004 converted to USD was USD 214 million, compared to USD 171 million in the same quarter last year.

Sales volume was down compared to last year and led to a decline in EBITDA of NOK 152 million (USD 22 million). The whole effect came in Europe due to changes in the sales pattern between the 2002/2003 and 2003/2004 fertilizer seasons.

A generally higher price and margin level for our products affected EBITDA positively by NOK 744 million (USD 108 million). The improvement was related to the strong fertilizer market and the generally high price level for fertilizer products, as well as for ammonia. However, this was partly offset by a NOK 100 million (USD 15 million) negative effect from Yara's natural long position (own produced products), as the ammonia price rose in first quarter 2003, while it fell in first quarter 2004.

Energy cost in Europe was slightly lower than in first quarter 2003 and had a NOK 15 million (USD 2 million) positive effect on EBITDA, and basically reflected the energy prices in second half of 2003.

Our competitive edge in Europe was reduced by a NOK 50 million (USD 7 million) negative impact on net fixed cost from appreciation of the Euro against the USD. The competitive position of Yara's result in USD is affected when the Euro or the NOK changes relative to the USD.

The pro forma EBITDA for first quarter last year was positively affected by a NOK 83 million (USD 12 million) gain on divestments. There were no major divestments in the first quarter of 2004.

Non-recurring drop-down costs related to the demerger from Norsk Hydro, in first quarter 2004 amounted to NOK 36 million (USD 5 million). These costs were mainly related to necessary changes in IT systems and applications. The cost is in line with the planned amount for 2004 and 2005 of approximately NOK 75 million (USD 11 million).

Financial items

NOK million	1Q 2004	1Q 2003
Interest income from customers	26	27
Interest income, other	3	3
Dividends and net gain (loss) on securities	-	2
Interest income & other financial income	30	32
Interest expense	(78)	(78)
Capitalized interest	1	5
Net foreign exchange gain (loss)	279	(108)
Other	(31)	(11)
Interest expense and foreign exchange gain (loss)	171	(192)
Net financial income (expense)	201	(160)

During first quarter 2004, Yara established two long-term multi-currency bank facilities of USD 750 million each, which were used to repay the net interest-bearing debt to Norsk Hydro on 25 March 2004.

Net interest-bearing debt at the end of first quarter 2004 was NOK 6,392 million, down from NOK 7,584 million per 31 December 2003 and from NOK 8,500 million per 1 October 2003. (See the cash flow development section for analysis of the improvement.)

Net financial income for first quarter 2004 was NOK 201 million, including interest expense of NOK 78 million, interest income and other financial income of NOK 30 million, net foreign currency gain of NOK 279 million, and other financial expenses of NOK 31 million. The pro forma accounts for first quarter 2003 showed a net financial loss of NOK 160 million.

Net interest expense for first quarter 2004 was calculated based on the pro forma adjusted interest-bearing debt and cash positions on 25 March 2004, applying Yara's actual interest terms as of that day for the period up to 25 March. Actual interest expense and income on actual debt and liquidity positions was used from 25 March to 31 March 2004.

At the end of the quarter, Yara's debt financing carried a floating interest rate. The pro forma interest rate terms used in the calculations reflects Yara's target to have a major part of the long-term debt at fixed interest terms.

Net foreign exchange gain during first quarter 2004 was NOK 279 million. Yara decided to have the major financing in NOK in the period from 1 October 2003 to completion of the demerger.

The net foreign exchange gain in first quarter 2004 is mainly explained by Euro positions kept during the comprehensive process of transferring assets and liabilities from Norsk Hydro to Yara. These currency positions in different countries affected earnings in first quarter 2004 positively by approximately NOK 200 million.

For first quarter 2003, Yara reported a net foreign exchange loss of NOK 108 million. This was a pro forma amount based on Yara's relative share of Norsk Hydro's net foreign exchange loss for that quarter.

As of 25 March 2004 Yara had established positions in foreign currencies, which reflects the desired level of economic hedge against foreign currency movements. A debt of about USD 800 million has been established as an economic hedge of exposed positions and cash flows in USD. Yara has in addition established liability positions in different currencies to hedge local exposures.

Other financial expense in first quarter 2004 was NOK 31 million compared to NOK 11 million last year. The increase is associated with the establishment of new long-term funding for Yara.

Yara's debt/equity ratio, calculated as net interest-bearing debt divided by shareholders' equity including minority interest, was 0.65 at the end of first quarter 2004, compared with 0.86 at last year-end and 1.06 per 1 October 2003.

Tax

The provision for current and deferred tax in first quarter 2004 was NOK 418 million (NOK 245 million), representing approximately 31% (33%) of the income before tax. The main part of the provision relates to current tax.

Cash flow

Net cash from operating activities in first quarter 2004 was NOK 1,407 million. The cash generation was mainly related to strong earnings, dividend received from the joint venture in Qatar of NOK 237 million, collection of a tax receivable from Norsk Hydro of NOK 432 million, and a net increase in current tax payables of NOK 315 million. Net cash from operating activities in first quarter 2003 was NOK 34 million.

The net operating capital excluding currency translation effects, increased by NOK 617 million from year-end 2003 until 31 March 2004 to a total level of NOK 8,650 million. This had a negative impact on the cash generation. Receivables increased by NOK 969 million due to higher sales prices and the seasonality of the European business, while inventory decreased by NOK 43 million. Total stock-volume of products came down from the level at year-end, as a natural consequence of the seasonality in our deliveries, but the level was higher than in first quarter last year due to lower sales volumes. Net operating capital productivity, measured as capital turnover on a 12 months rolling basis, showed a stable development from end 2003. The net operating capital turnover improved by 13% from first quarter 2003.

Net cash used in investing activities in first quarter 2004 was NOK 176 million. Investments in the quarter were related to maintaining current operations. The first quarter of 2003 showed a net cash generation of NOK 69 million from investing activities due to divestments.

Upstream segment

Pro forma figures		1Q 2004	1Q 2003
Operating Revenues	NOK million	5,059	3,413
Operating Income	NOK million	671	231
EBITDA	NOK million	939	441
EBITDA	USD [1] million	136	62
CROGI (12 months rolling avg.)		12.9 %	
Energy cost (weighted avg.)	USD/MMBtu	3.48	3.34
Production			
Ammonia [2]	kt	1,251	1,219
Finished Fertilizer [2]	kt	1,760	1,772
TOTAL	kt	3,011	2,991

1) Based on average USD/NOK rate year-to-date 2004: 6.92 (2003: 7.06).

2) Incl. Yara's share of 20-50 companies.

Variance analysis

	NOK million	USD [1] million	USD/tonne [2]
EBITDA first quarter 2004	939	136	45
EBITDA first quarter 2003	441	62	21
Variance EBITDA in NOK	498		
Currency conversion (NOK vs USD)	9		
Variance EBITDA	507	73	24
Volume	(21)	(3)	(1)
Price/Margin	685	99	33
Effect of long position	(100)	(15)	(5)
Energy cost in Europe	15	2	1
Other	(72)	(11)	(3)
Total variance explained	507	73	24

1) Based on average USD/NOK rate year-to-date 2004: 6.92 (2003: 7.06).

2) Divided by volume produced in 2004.

Operating Income in first quarter 2004 was NOK 671 million, compared with NOK 231 million in the same quarter last year, while EBITDA was NOK 939 million, compared with NOK 441 million in the same quarter last year.

EBITDA converted to USD was USD 136 million, compared with USD 62 million in first quarter 2003.

The change in profitability for the Upstream segment can be explained by the EBITDA margin per tonne produced, where the total of ammonia and finished fertilizer production is used as the denominator. EBITDA per tonne for first quarter 2004 was USD 45, up USD 24 from first quarter 2003.

The volume sold in first quarter 2004 was slightly lower than in the same quarter last year, and had hence a negative impact on scale in the segment, reducing the per tonne margin by USD 1. The main reason was timing of product shipments.

Prices were significantly above last year and resulted in a USD 33 per tonne increase in the EBITDA margin. Prices were up for all main products, but most strongly for ammonia, urea and nitrate. The figure above also includes a negative effect of increased intercontinental sea freight cost on our sales of own produced products in markets outside Europe.

The downward pressure on the ammonia price in the second half of the quarter and the rising price in first quarter 2003 had a negative impact due to our natural long position in ammonia. This reduced the EBITDA margin by USD 5 per tonne.

Energy cost in Europe was slightly lower than in first quarter 2003, and had a USD 1 per tonne positive impact on the EBITDA margin. Average cost of consumed energy including share of energy cost in Qatar and Trinidad increased from 3.34 USD/MMBtu in first quarter 2003 to 3.48 USD/MMBtu in first quarter 2004. The increase was mainly related to the production facilities in Trinidad as the price of energy in Trinidad is closely linked to the ammonia price.

The item "Other" includes the negative impact on fixed costs of the strengthened Euro against the USD.

Total production of ammonia and finished fertilizer in first quarter 2004 was 3.0 million tonnes and in line with the same quarter last year. Production continued at the high level achieved in fourth quarter last year reflecting close to full capacity utilization.

Downstream segment

Pro forma figures		1Q 2004	1Q 2003
Operating Revenues	NOK million	7,873	6,976
Operating Income	NOK million	417	493
EBITDA	NOK million	574	620
EBITDA	USD [1] million	83	88
CROGI (12 months rolling avg.)		11.1 %	
Net Operating Capital Turnover [2]		5.0	4.4
Total Sales	kt	4,956	5,305

Total Sales per product group		1Q 2004	1Q 2003
Nitrate	kt	1,311	1,443
NPK	kt	1,694	1,681
CN	kt	255	251
Urea	kt	945	1,092
UAN	kt	245	314
Other products	kt	506	525
Total sales	kt	4,956	5,305

1) Based on average USD/NOK rate year-to-date 2004: 6.92 (2003: 7.06).
2) Total operating revenues last 12 months divided by average net operating capital for the same period.

Variance analysis

	NOK million	USD [1] million	USD/tonne [2]
EBITDA first quarter 2004	574	83	17
EBITDA first quarter 2003	620	88	18
Variance EBITDA in NOK	(46)		
Currency conversion (NOK vs USD)	14		
Variance EBITDA	(32)	(5)	(1)
Volume	(75)	(11)	(2)
Produced in Downstream	*(53)*	*(8)*	*(2)*
Other	*(22)*	*(3)*	*(1)*
Margin	69	10	2
Margin excl. ammonia effect	*328*	*47*	*10*
Ammonia effect on margin	*(259)*	*(37)*	*(8)*
Divestments	(24)	(3)	(1)
Other	(3)	(1)	-
Total variance explained	(32)	(5)	(1)

1) Based on average USD/NOK rate year-to-date 2004: 6.92 (2003: 7.06).
2) Divided by volume sold in 2004.

Operating Income in first quarter 2004 was NOK 417 million, compared to NOK 493 million in the same quarter last year, while EBITDA was NOK 574 million compared to NOK 620 million in the same quarter last year.

EBITDA converted to USD was USD 83 million compared to USD 88 million in first quarter 2003.

The change in profitability for the Downstream segment can be explained by EBITDA margin per tonne sold, where the denominator is total sales of fertilizer. EBITDA per tonne for first quarter 2004 was USD 17, down USD 1 compared to first quarter 2003.

Fertilizer sales volume in first quarter 2004 was approximately 350 kt lower than in the same quarter last year. This had a negative effect of USD 2 per tonne. The majority of this effect was due to reduced sales of fertilizer produced within the Downstream segment. The volume reduction came in Europe, partly due to a changed demand pattern this fertilizer season (2003/2004) compared to the previous fertilizer season, but also due to the increased share of import to the European market. Volume sold outside Europe increased by 1% due to increased sales in North America of products sourced from third parties.

Downstream margins were put under some pressure due to the significantly higher price of ammonia, the most important raw material used in Downstream production. However, this was more than offset by the increase in fertilizer prices. The net improvement in margins contributed USD 2 per tonne to the EBITDA margin.

The pro forma EBITDA for first quarter last year included a gain from divestments of USD 3 million. This had a USD 1 per tonne negative impact in the EBITDA margin development.

Production performance in Downstream plants continued the good trend of the previous quarter and was in line with last year.

Net operating capital turnover increased from 4.4 in first quarter 2003 to 5.0 in first quarter 2004 representing a capital release of more than NOK 700 million (USD 100 million).

Industrial segment

Pro forma figures		1Q 2004	1Q 2003
Operating Revenues	NOK million	1,298	1,092
Operating Income	NOK million	104	121
EBITDA	NOK million	162	204
EBITDA	USD [1] million	23	29
CROGI		13.6 %	
Total Sales per product group			
Environmental Products	kt	106	96
Industrial N-chemicals	kt	400	374

1) Based on average USD/NOK rate year-to-date 2004: 6.92 (2003: 7.06).

Variance analysis

		NOK million		USD [1] million
EBITDA first quarter 2004		162		23
EBITDA first quarter 2003		204		29
Variance EBITDA in NOK		(42)		
Currency conversion (NOK vs USD)		4		
Variance EBITDA		(38)		(5)
Volume		28		4
Industrial gases	9		1	
Environmental products	5		1	
Industrial N-chemicals	14		2	
Margin		(30)		(4)
Margin excl ammonia effect	20		3	
Ammonia effect on margin	(50)		(7)	
Divestments		(44)		(6)
Other		8		1
Total variance explained		(38)		(5)

1) Based on average USD/NOK rate year-to-date 2004: 6.92 (2003: 7.06).

Operating Income in first quarter 2004 was NOK 104 million, compared to NOK 121 million in the same quarter last year, while EBITDA was NOK 162 million, compared to NOK 204 million in the same quarter last year.

EBITDA converted to USD was USD 23 million, compared to USD 29 million in the same quarter last year. EBITDA adjusted for divestment gains in first quarter 2003 showed a USD 1 million improvement, despite the negative impact on margins from the historical high ammonia price level.

Sale of industrial gases contributed USD 1 million to the EBITDA from growth in the volume of cylinder gases in Norway and Denmark as last year's reduction in demand for welding gases in Norway flattened out. New contracts in Central and South Europe increased sale of industrial N-chemicals. In addition, volume of technical nitrates outside Europe increased and our market share in Europe continued to grow. This led to an increase in volume and hence a USD 2 million increase in EBITDA. Sales of environmental products grew as a result of increased sale of products for NOx reduction, and improved the EBITDA for Industrial with USD 1 million.

The higher ammonia price affected the EBITDA negatively by USD 7 million, as ammonia is the most important raw material cost for the Industrial segment. Excluding the negative impact of increased ammonia cost, margins on all main products increased by USD 3 million. The most important contribution came from carbon dioxide as an outcome of an increased focus on end-user sales of liquid carbon dioxide and dry ice.

The pro forma EBITDA for first quarter last year included a gain of USD 6 million from divestments.

Other and eliminations

"Other and eliminations" consist of the Yara holding companies, headquarter costs and the cross-segment eliminations.

EBITDA for first quarter 2004 was negative with NOK 195 million compared with a negative level of NOK 59 million last year.

Profit from internal sales between the different segments yet not realized by Yara, have been eliminated in order to show the correct earnings. The elimination of unrealized profit in inventory had a negative impact of NOK 62 million year-over-year .

NOK 28 million of "the drop-down" costs were charged to "Other and eliminations".

Pro forma EBITDA from first quarter last year included a gain of NOK 15 million from divestments. There were no major divestments in first quarter this year. The major part of the remaining NOK 31 million is linked to increased pension liabilities from first quarter 2003 and strengthening of the production support organisation.

Outlook

First quarter 2004 represented a further improvement in Yara's business performance. The fundamental situation for global agriculture is positive and has contributed to a healthy development in the consumption of fertilizer products. Prices today are at a level significantly above the historical averages. This creates incentives for new investments and potentially maintained high import level into West Europe. Yara will continue to develop the Downstream and Industrial segments to reduce the overall volatility of the business, and also continue to develop the Upstream segment with capital discipline. The US gas price is expected to remain at a high level in second quarter, and we believe that this should create a floor for commodity fertilizer prices. In Europe, gas costs continue at a high level, but we expect a modest reduction in energy cost in the second quarter compared to second quarter in 2003. Currency rates will, if unchanged from end of March 2004, not have any material impact on results in the second quarter this year compared to second quarter last year.

Oslo, 6 May 2004
Board of Directors

Use of Non-GAAP measures

In the discussion of operating results, Yara refers to certain non-GAAP financial measures including EBITDA and CROGI. Yara's management makes regular use of these measures to evaluate its performance, both in absolute terms and comparatively from period to period. These measures are viewed by management as providing a better understanding - for management and investors – of the underlying operating results of its business segments for the period under evaluation. Yara manages long-term debt and taxes on a group basis. Therefore, net income is discussed only for the Group as a whole.

Yara's management model, referred to as Value Based Management, reflects managements focus on cash flow-based performance indicators. EBITDA, which Yara defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash-flow from operations before tax. EBITDA is a measure that in addition to operating income, also includes interest income and other financial income, results for non-consolidated investees and gains and losses from sales of activities classified as "Other income, net" in the income statement. Yara's definition of EBITDA may differ from that of other companies.

EBITDA should not be considered as an alternative to operating income and income before taxes as an indicator of the company's operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

Another cash flow-based indicator used by Yara management to measure performance is cash return on gross investment ("CROGI"). CROGI is defined as gross cash flow after taxes, divided by average gross investment. "Gross cash-flow" is defined as EBITDA less total tax expense. "Gross Investment" is defined as total assets (exclusive of deferred tax assets) plus accumulated depreciation and amortization, less all short-term interest-free liabilities, except deferred taxes.

In order to track underlying business developments from period to period, Yara's management also uses a variance analysis methodology, developed within the Company ("Variance Analysis"), that involves the extraction of financial information from the accounting system, as well as statistical and other data from internal management information systems. Management considers the estimates produced by the Variance Analysis, and the identification of trends based on such analysis, sufficiently precise to provide useful data to monitor our business. However, these estimates should be understood to be less than an exact quantification of the changes and trends indicated by such analysis.

Non-recurring or infrequent items

Yara also identifies items of a non-recurring or infrequent nature in discussing operating results. These items reflect activities or events which management believes are not indicative of expected trends and outcomes arising from normal , recurring business operations. Generally such items arise as a result of very substantial initiatives including major turnarounds and other transforming events or material events and transactions, which are not expected to occur often in the normal course of business.

Pro Forma Consolidated Statements of Income

NOK million, except per share information	1Q 2004	1Q 2003	Year 2003
Operating Revenues	10,895	9,112	38,334
Raw materials and energy costs	7,542	5,981	27,207
Change in inventories of own production	97	479	(16)
Payroll and related costs	878	745	3,216
Depreciation and amortization	303	263	1,147
Other	1,072	865	4,068
Operating costs and expenses	9,892	8,334	35,622
Operating Income before financial items and other income	1,003	779	2,711
Share of net income in non-consolidated investees	142	91	610
Interest income and other financial income	30	32	142
Other income/(loss), net	-	40	40
Earnings before interest expense and tax (EBIT)	1,175	942	3,503
Interest expense and foreign exchange gain/(loss)	171	(192)	(348)
Income before tax and minority interest	1,347	749	3,155
Income tax expense	(418)	(245)	(966)
Net Income	929	504	2,189
Minority interest	33	(8)	(3)
Net Income after minority interest	962	496	2,186
Earnings per share	3.01	1.55	6.84
Average number of outstanding shares	319,442,590	319,442,590	319,442,590

Consolidated Balance Sheets

NOK million, except for number of shares information	Actual as of 31.03 2004	Pro forma as of 31.03 2003	Pro forma as of 31.12 2003
Assets			
Deferred tax assets	1,047	412	784
Other intangible assets	242	149	240
Intangible assets	1,289	562	1,023
Property, plant and equipment	7,120	7,150	7,219
Non-consolidated investees	2,511	2,280	2,549
Prepaid pension, investments and other non-current assets	1,060	917	1,031
Financial non-current assets	3,571	3,197	3,580
Inventories	5,384	4,260	5,325
Accounts receivable, less allowances	7,677	6,727	7,095
Prepaid expenses and other current assets	1,157	1,249	1,168
Other liquid assets	30	101	28
Cash and cash equivalents	1,501	1,080	1,153
Current assets	15,748	13,417	14,769
Total assets	27,728	24,326	26,591
Liabilities and shareholders' equity			
Share capital	543	543	543
Premium paid-in capital	3,703	3,689	3,689
Total paid-in capital	4,246	4,232	4,232
Retained earnings	5,474	4 575	5,363
Total majority shareholders'equity	9,721	8,807	9,595
Minority shareholders' interest	64	100	96
Shareholders' equity	9,784	8,907	9,691
Accrued pension liabilities	1,774	1,601	1,760
Deferred tax liabilities	945	225	636
Other long-term liabilities	576	534	492
Long-term liabilities	3,295	2,360	2,888
Long-term interest-bearing debt	7,488	7 ,488	7,488
Bank loans and other interest-bearing short-term debt	406	463	501
Current portion of long-term debt	29	68	30
Other current liabilities	6,726	5,040	5,993
Current liabilities	7,161	5,571	6,524
Total liabilities and shareholders' equity	27,728	24,326	26,591
Total number of outstanding shares	319,442,590	319,442,590	319,442,590

Pro Forma Consolidated Statements of Cash Flow

NOK million	Three months ended March 31 2004	2003	Year Ended 2003
Operating activities			
Net Income	962	496	2,186
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	303	263	1,147
Change in operating capital [1]	(617)	(542)	(902)
Other	759	(183)	(751)
Net cash from operating activities	1,407	34	1,680
Investing activities			
Purchases of property, plant and equipment	(142)	(138)	(930)
Purchases of other long-term investments	(42)	(3)	(333)
Net sales (purchases) of short-term investments	(1)	(59)	6
Proceeds from sales of property, plant and equipment	10	200	294
Proceeds from sales of other long-term investments	(1)	69	177
Net cash used in investing activities	(176)	69	(786)
Financing activities			
Net cash used in financing activities [2]	(1,032)	(128)	(964)
Foreign currency effects on cash flows	149	(41)	77
Net increase (decrease) in cash and cash equivalents	348	(66)	7
Cash and cash equivalents at beginning of period [3]	1,153	1,146	1,146
Cash and cash equivalents at end of period [3]	1,501	1,080	1,153

1) Operating capital consists of accounts receivable, inventories and accounts payable.

2) This item includes effects of demerger and pro forma adjustments to finance items, and is not indicative of actual cash-flows from or to financing activities.

3) Cash and cash equivalents in the balance sheets include effects of pro forma adjustments, except for the balance as of 31 March 2004.

Consolidated Shareholders' Equity

NOK million, except number of shares	Ordinary shares issued for Yara International ASA Number	Amount	Premium paid in capital	Total paid in capital	Retained earnings	Total Majority Shareholders equity [1]
Balance 31 December, 2003 [2]	63,888,512	109	1,939	2,048	5	2,053
Demerger Yara 25 March	255,554,078	434	1,764	2,198	5,416	7,614
Net income 25 March - 31 March					54	54
Balance 31 March, 2004	319,442,590	543	3,703	4,246	5,474	9,721

1) Minority interests at the end of the periods 1Q 2004, 1Q 2003 and 2003 amounted to NOK 64 million, NOK 100 million and NOK 96 million, respectively.
2) Represents equity balance in Yara International ASA.

Reconciliation of EBITDA to Income before Tax and Minority Interest

NOK million	1Q 2004	1Q 2003	Year 2003
EBITDA Upstream	939	441	2,403
EBITDA Downstream	574	620	1,916
EBITDA Industrial	162	204	701
EBITDA Other and Eliminations	(195)	(59)	(350)
EBITDA Yara	1,480	1,206	4,671
Depreciation and amortization	(303)	(263)	(1,147)
Amortization of excess value in non-consolidated investees	(2)	(2)	(21)
Interest expense	(78)	(78)	(311)
Capitalized interest	1	5	15
Net foreign exchange (gain)/loss	279	(108)	11
Other financial income/expense, net	(31)	(11)	(62)
Income before tax and minority interest	1,347	749	3,155

Pro Forma Operating Segment Information

NOK million	1Q 2004	1Q 2003	Year 2003
External Operating Revenues [1]			
Upstream	1,983	1,230	5,787
Downstream	7,553	6,754	27,711
Industrial	1,294	1,080	4,672
Other and eliminations	65	48	164
Total	10,895	9,112	38,334
Internal Operating Revenues			
Upstream	3,076	2,183	9,387
Downstream	320	222	1,333
Industrial	5	10	47
Other and eliminations	(3,401)	(2,416)	(10,767)
Total	-	-	-
Operating Revenues			
Upstream	5,059	3,413	15,174
Downstream	7,873	6,976	29,044
Industrial	1,298	1,092	4,719
Other and eliminations	(3,336)	(2,369)	(10,603)
Total	10,895	9,112	38,334
Depreciation and Amortization			
Upstream	143	126	534
Downstream	101	84	377
Industrial	56	54	231
Other and eliminations	3	-	5
Total	303	263	1,147
Operating Income			
Upstream	671	231	1,366
Downstream	417	493	1,245
Industrial	104	121	432
Other and eliminations	(189)	(66)	(332)
Total	1,003	779	2,711
EBITDA			
Upstream	939	441	2,403
Downstream	574	620	1,916
Industrial	162	204	701
Other and eliminations	(195)	(59)	(350)
Total	1,480	1,206	4,671
Investments			
Upstream	56	54	318
Downstream	57	60	533
Industrial	34	26	201
Other and eliminations	36	-	136
Total	183	141	1,188

1) Including Yara's sales to Hydro, NOK 69 million, NOK 61 million, NOK 313 million for the periods 1Q 2004, 1Q 2003 and 2003.

Reconciliation of EBITDA from Operating Income

NOK million	Operating Income	Non-cons Investees	Interest Income	Selected Financial Items	Other Income	EBIT	Depr. And Amort. 1)	EBITDA
First quarter, 2004								
Upstream	671	124	-	-	-	796	143	939
Downstream	417	17	38	-	-	472	102	574
Industrial	104	1	1	-	-	106	56	162
Other and eliminations	(189)	-	(9)	-	-	(199)	3	(195)
Total Yara	1,003	142	29	-	-	1,175	305	1,480
First quarter, 2003								
Upstream	231	83	1	-	-	315	126	441
Downstream	493	6	36	-	-	534	85	620
Industrial	121	2	3	2	23	150	54	204
Other and eliminations	(66)	-	(10)	-	17	(58)	-	(59)
Total Yara	779	91	30	2	40	942	265	1,206
Year 2003								
Upstream	1,366	513	6	-	-	1,885	518	2,403
Downstream	1,245	92	166	(1)	-	1,502	414	1,916
Industrial	432	5	8	2	23	470	231	701
Other and eliminations	(332)	-	(40)	-	17	(355)	5	(350)
Total Yara	2,711	610	140	2	40	3,503	1,168	4,671

1) Including amortisation of excess value in non-consolidated investees.

Pro Forma Quarterly Information

	1Q 2004	4Q 2003	3Q 2003	2Q 2003	1Q 2003
EBITDA					
NOK million					
Upstream	939	994	593	376	441
Downstream	574	384	324	589	620
Industrial	162	160	164	173	204
Other and eliminations	(195)	(82)	(134)	(75)	(59)
Total	1,480	1,456	947	1,062	1,206
Quarterly results					
NOK million, except per share information					
Operating Revenues	10,895	10,442	9,466	9,312	9,112
Operating Income	1,003	884	431	617	779
EBITDA	1,480	1,456	947	1,062	1,206
Net Income	962	750	419	521	496
Earnings per share (NOK)	3.01	2.35	1.31	1.63	1.55
USD 1) million, except per share information					
Operating Revenues	1,575	1,517	1,309	1,331	1,290
Operating Income	145	128	59	88	110
EBITDA	214	211	130	152	171
Net Income	139	108	58	74	70
Earnings per share (USD)	0.44	0.34	0.18	0.23	0.22

Yara official accounts

Comments

Yara International was formally established as one legal consolidated group as of March 25, 2004. This was the formal completion date of the demerger of the former Agri business from Norsk Hydro ASA. The financial information below represents the official financial report for the 7-day period from 25 March to 31 March, 2004 for Yara International ASA and its subsidiaries.

Cautionary note:

In Yara management's point of view, a 7-day period is too short a period for financial reporting to give meaningful information about Yara's operations and financial performance. On this background these figures are not commented or explained any further.

Official accounts
Consolidated Statement of Income

NOK million, except per share information	25.3 - 31.3 2004
Operating Revenues	859
Raw materials and energy costs	541
Change in inventories of own production	53
Payroll and related costs	67
Depreciation and amortization	22
Other	107
Operating costs and expenses	791
Operating Income before financial items and other income	68
Share of net income in non-consolidated investees	12
Interest income and other financial income	3
Earnings before interest expense and tax (EBIT)	82
Interest expense and foreign exchange gain/(loss)	(6)
Income before tax and minority interest	76
Income tax expense	(29)
Net Income	47
Minority interest	7
Net Income after minority interest	54
Earnings per share	0.17
Average number of outstanding shares	319,442,590

Official accounts
Consolidated Balance Sheet

NOK million, except for number of shares	Actual as of 31.03 2004
Assets	
Deferred tax assets	1,047
Other intangible assets	242
Intangible assets	1,289
Property, plant and equipment	7,120
Non-consolidated investees	2,511
Prepaid pension, investments and other non-current assets	1,060
Financial non-current assets	3,571
Inventories	5,384
Accounts receivable, less allowances	7,677
Prepaid expenses and other current assets	1,157
Other liquid assets	30
Cash and cash equivalents	1,501
Current assets	15,748
Total assets	27,728
Liabilities and shareholders equity	
Share capital	543
Premium paid-in capital	3,703
Total paid-in capital	4,246
Retained earnings	5,474
Total majority shareholders' equity	9,721
Minority shareholders' interest in consolidated subsidiaries	64
Shareholders' equity	9,784
Accrued pension liabilities	1,774
Deferred tax liabilities	945
Other long-term liabilities	576
Long-term liabilities	3,295
Long-term debt	7,488
Bank loans and other interest-bearing short-term debt	406
Current portion of long-term debt	29
Other current liabilities	6,726
Current liabilities	7,161
Total liabilities and shareholders' equity	27,728
Total number of outstanding shares	319,442,590

Official accounts
Statement of Cash Flow

NOK million	25.3 - 31.3 2004
Operating activities	
Net Income	54
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	22
Change in operating capital [1]	(236)
Other	520
Net cash from operating activities	360
Investing activities	
Purchases of property, plant and equipment	(17)
Purchases of other long-term investments	(1)
Net sales (purchases) of short-term investments	-
Proceeds from sales of property, plant and equipment	1
Proceeds from sales of other long-term investments	-
Net cash used in investing activities	(17)
Financing activities	
Net cash used in financing activities	-
Foreign currency effects on cash flows	16
Net increase (decrease) in cash and cash equivalents	359
Cash and cash equivalents as of 25 March	1,142
Cash and cash equivalents as of 31 March	1,501

1) Operating capital consists of accounts receivable, inventories and accounts payable.

Official accounts
Consolidated Shareholders' Equity

NOK million, except number of shares	Ordinary shares issued for Yara International ASA		Premium paid in capital	Total paid in capital	Retained earnings	Total Majority Shareholders equity [1]
	Number	Amount				
Balance 25 March, 2004	319,442,590	543	3,703	4,246	5,421	9,667
Net Income					54	54
Balance 31 March, 2004	319,442,590	543	3,703	4,246	5,474	9,721

1) Minority interest at the end of the period amounted to NOK 64 million.

Official accounts
Segment Information

Operating Revenues NOK million	25.3 - 31.3 2004
Upstream	388
Downstream	615
Industrial	112
Other and eliminations	(257)
Total	859

Operating Income NOK million	25.3 - 31.3 2004
Upstream	32
Downstream	34
Industrial	15
Other and eliminations	(14)
Total	68

Yara International

Yara International is the world's largest supplier of plant nutrients, with a production and sales presence that covers the global market. The core business is the production and marketing of nitrogen fertilizers such as ammonia, urea and nitrates. Yara's operating revenues exceeded NOK 38 billion in 2003 and the company sells more than 20 million metric tonnes of fertilizer per year in more than 120 countries.

100 years of experience
Yara's roots are in Norsk Hydro, founded in 1905 to start the world's first industrial production of nitrogen fertilizer. Since then Norsk Hydro has developed into a substantial, diverse industrial group, embracing activities such as oil, gas, hydropower, aluminum and petrochemicals. In 2003 Hydro's Board of Directors decided that the future development and performance of its fertilizer business, known then as Hydro Agri, would be enhanced if it became an independent listed company with access to capital markets. The new company, now called Yara, retains the Viking Ship logo, which has represented Hydro's fertilizer brands for almost 100 years.

Following a comprehensive turnaround program launched in 1999, including substantial fixed cost reductions and a de-manning process involving approximately one third of total staff, Yara has emerged as a low cost producer in Europe, with roughly 50% of total sales outside Europe. Furthermore, Yara has access to low cost gas in the Middle East and Trinidad through joint ventures with local partners. Today, the company has approximately 7,500 employees of which some 1,400 are employed in Norway. Its headquarters are in Oslo, Norway.


Chief Executive Officer
Thorleif Enger
Chief Legal Officer
Kendrick T. Wallace
Chief Communication Officer
Arne Cartridge
Chief Financial Officer
Hallgeir Storvik
Chief Operating Officer
Daniel Clauw
Chief Personnel Officer
Anne Grethe Dalane
Upstream
Sven Ombudstvedt
Downstream
Tor Holba
Industrial
Jon Reutz

The fertilizer market
In 2003, Yara organized its business into three segments: Upstream, Downstream and Industrial. Upstream contains Yara's ammonia and urea plants in Norway (Porsgrunn), Holland (Sluiskil), Germany (Brunsbüttel), France (Le Havre), Italy (Ferrara) and Trinidad and Tobago (Point Lisas). The segment also produces large quantities of complex and nitrate fertilizer products. Natural gas and other hydrocarbons are the main raw materials for these plants. Upstream sells all its fertilizer production to the Downstream segment. Downstream distributes all fertilizer products in addition to producing fertilizer for local consumption in many countries in Europe as well as in Brazil and South Africa. The Downstream plants use ammonia and intermediate fertilizer products as main raw materials. Downstream also purchases and distributes substantial fertilizer volumes from joint venture companies and third party suppliers in order to supplement own produced volumes and maximize capacity utilization at own plants. The Industrial segment markets numerous industrial products mainly originating in the fertilizer production system, e.g. industrial gases and technical nitrates. The breadth of activity, coupled with geographic spread, enables Yara to manage the potentially cyclical nature of the Upstream business while the Downstream and Industrial segments can be characterized as margin businesses with more stable cash flow.

Yara International ASA
Bygdøy allé 2
Post Box 2464 Solli
N-0202 Oslo

Tel: 47 24 15 70 00
Fax: 47 24 15 72 67
e-mail: Yara@yara.com
Internet: www.yara.com